Exhibit 99.1

Moody’s improves outlook on FCA N.V.’s rating
Moody’s Investors Service today affirmed its Corporate Family Rating on Fiat Chrysler Automobiles N.V. at “B1” and raised the outlook to positive from stable.

London, November 13, 2015

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